UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

                       Publicly-Held Company

CNPJ (Corporate Taxpayer’s ID)

 #60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. (Bradesco) informs its shareholders and the market in general that,  according to the Material Fact disclosed on November 16, 2015, the members of the Board of Directors resolved to approve the Board of Executive Officers’ proposal for the payment, to the Company’s shareholders, of complementary interest on shareholders’ equity, in the amount of R$4,054,200,000.00, being R$0.767706865 per common share and R$0.844477552 per preferred share.

The payment will be made on March 1, 2016 in the net amount of R$0.652550835 per common share and R$0.717805919 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax.

The complementary interest approved herein represent, approximately, 44.5 times the amount of the interest on shareholders’ equity paid monthly.

Shall be benefited the shareholders registered in the Company’s books on this date (December 16, 2015 – statement date), so that the Company’s shares will be traded “ex-right” on complementary interest from December 17, 2015 on.

The complementary interest related to the shares in custody of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA, which will pay to the titleholders of the shares by means of the Custody Agents.

Following, there is a demonstrative of the paid and to be paid amounts related to 2015:

In R$

Interest on shareholders’ equity relative to the months of January to November/2015	977,671,507.46
Interim dividends of the 1st half	912,000,000.00
Subtotal – paid values (*)	1,889,671,507.46
Interest on shareholders’ equity relative to the month of December/2015 to be paid on January 4, 2016	91,092,182.01
Complementary interest on shareholders’ equity to be paid on March 1, 2016	4,054,200,000.00
Total	6,034,963,689.47

(*) Considering the bonus stock process approved in the Special Shareholders’ Meeting of March 10, 2015.

In R$ per share

Type	Monthly interest on shareholders’ equity	Intermediary dividends of the 1st half	Complementary interest	Total
Common	0.211702410	0.172629101	0.767706865	1.152038376
Preferred	0.232872654	0.189892011	0.844477552	1.267242217

The interest distributed will be computed, net of Withholding Income Tax, in the calculation of mandatory dividends of the fiscal year, as provided in the bylaws.

The Company will be able, based on the result to be appreciated in the closure of the fiscal year 2015, to distribute new interest and/or dividends to shareholders.

Cidade de Deus, Osasco, SP, December 16, 2015

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.